Exhibit 2.5

ASSET PURCHASE AGREEMENT

(Montgomery DST)

THIS ASSET PURCHASE AGREEMENT (this “Agreement”), dated as of the 15th day of June, 2015, is entered into by and between SMARTSTOP SELF STORAGE, INC., a Maryland corporation (“SmartStop”), SMARTSTOP SELF STORAGE OPERATING PARTNERSHIP, L.P., a Delaware limited partnership (the “Operating Partnership”), SELF STORAGE REIT II, LLC, a Delaware limited liability company (“REIT II”), and USA SS REIT II OPERATING PARTNERSHIP, L.P., a Delaware limited partnership (the “REIT II OP”) (each of SmartStop, the Operating Partnership, REIT II and the REIT II OP, a “Seller” and collectively, “Sellers”), and STRATEGIC 1031, LLC, a Delaware limited liability company (“Buyer”).

RECITALS

WHEREAS, Sellers wish to sell to Buyer, and Buyer wishes to purchase from Sellers, the Purchased Assets (as defined herein) “AS IS” and “WHERE IS” and further subject to the terms and conditions set forth herein;

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

PURCHASE AND SALE

Section 1.01 Purchase and Sale of Assets. Subject to the terms and conditions set forth herein, Sellers shall sell, assign, transfer, convey and deliver to Buyer, and Buyer shall purchase from Sellers, all of Sellers’ right, title and interest in the assets “AS IS” and “WHERE IS” set forth on Section 1.01 of the schedules (the “Schedules”) attached hereto (the “Purchased Assets”).

Section 1.02 Excluded Assets. Notwithstanding anything to the contrary in this Agreement, all of the assets of each Seller that are not Purchased Assets are not part of the transactions contemplated hereunder (collectively, the “Excluded Assets”).

Section 1.03 Purchase Price. The aggregate purchase price for the Purchased Assets shall be one hundred thousand dollars ($100,000) (the “Purchase Price”). At the Closing, Buyer shall pay the Purchase Price to Sellers in cash, by wire transfer of immediately available funds.

ARTICLE II

CLOSING

Section 2.01 Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place immediately prior to the closing of the transactions contemplated by that certain Agreement and Plan of Merger, dated as of June 15, 2015, by and among Extra Space Inc., SmartStop and certain subsidiaries of each named therein (the “Merger Agreement”), with the date of the Closing hereinafter referred to as the “Closing Date”. The Closing shall take place at the offices of Baker, Donelson, Bearman, Caldwell & Berkowitz, PC located at 165 Madison Avenue, Ste. 2000, Memphis, Tennessee, 38103, or such other location as the parties may agree.

Section 2.02 Closing Deliverables.

(a) At the Closing, Sellers shall deliver to Buyer the following:

(i) an assignment in the form of Exhibit A hereto (the “Membership Interest Assignment”) executed by the Operating Partnership, assigning 100% of the Operating Partnership’s right, title and interest in its beneficial interest in Montgomery County Self Storage, DST, a Delaware statutory trust (the “Montgomery DST”); and

(ii) such other customary instruments of transfer, assumption, filings or documents, in form and substance reasonably satisfactory to Buyer, as may be required to give effect to this Agreement.

(b) At the Closing, Buyer shall deliver to Sellers the following:

(i) the Purchase Price;

(ii) the Membership Interest Assignment, executed by Buyer;

(iii) a certificate of the Secretary or Assistant Secretary (or equivalent officer) of Buyer certifying as to (A) the resolutions of the Manager of Buyer, duly adopted and in effect, which authorize the execution, delivery and performance of this Agreement and the transactions contemplated hereby, and (B) the names and signatures of the officers of Buyer authorized to sign this Agreement and the documents to be delivered hereunder; and

(iv) a certificate dated as of the Closing Date signed by a duly authorized officer of Buyer, that each of the conditions set forth in Section 6.02 have been satisfied.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER

Each Seller is selling and conveying to Buyer the Purchased Assets “AS IS, WHERE IS” with all faults. Sellers are not making and specifically disclaim any warranties or representations of any kind or character, express or implied, with respect to the Purchased Assets, relating to the value, condition, merchantability, marketability, profitability, suitability, or fitness for a particular purpose, and the manner, quality, state of repair or lack of repair of the Purchased Assets.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Sellers that the statements contained in this ARTICLE IV are true and correct as of the date hereof. For purposes of this ARTICLE IV, “Buyer’s knowledge,” shall mean the actual or constructive knowledge of any director or executive officer of Buyer.

Section 4.01 Organization and Authority of Buyer; Enforceability. Buyer is a limited liability company duly organized, validly existing and in good standing under the laws of the state of Delaware. Buyer has full limited liability company power and authority to enter into this Agreement and the documents to be delivered hereunder, to carry out its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance by Buyer of this Agreement and the documents to be delivered hereunder and the consummation of the transactions contemplated hereby have been duly authorized by all requisite limited liability company action on the part of Buyer. This Agreement and the documents to be delivered hereunder have been duly executed and delivered by Buyer, and (assuming due authorization, execution and delivery by Sellers) this Agreement and the documents to be delivered hereunder constitute legal, valid and binding obligations of Buyer enforceable against Buyer in accordance with their respective terms.

Section 4.02 No Conflicts; Consents. The execution, delivery and performance by Buyer of this Agreement and the documents to be delivered hereunder, and the consummation of the transactions contemplated hereby, do not and will not: (a) violate or conflict with the certificate of formation, limited liability company operating agreement or other organizational documents of Buyer; or (b) violate or conflict with any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Buyer. No consent, approval, waiver or authorization is required to be obtained by Buyer from any person or entity (including any governmental authority) in connection with the execution, delivery and performance by Buyer of this Agreement and the consummation of the transactions contemplated hereby.

Section 4.03 Legal Proceedings. There is no claim, action, suit, proceeding or governmental investigation (“Action”) of any nature pending or, to Buyer’s knowledge, threatened against or by Buyer that challenges or seeks to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement.

Section 4.04 Independent Investigation. Buyer has conducted its own independent investigation, review and analysis of the Purchased Assets, and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of Sellers for such purpose. Buyer acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, Buyer has relied solely upon its own investigation; and (b) none of Sellers nor any other person has made any representation or warranty as to Sellers, the Purchased Assets or this Agreement.

ARTICLE V

COVENANTS

Section 5.01 Public Announcements. From the date hereof until Closing, unless otherwise required by applicable law, none of the parties shall make any public announcements regarding this Agreement or the transactions contemplated hereby without the prior written consent of each of the other parties (which consent shall not be unreasonably withheld or delayed).

Section 5.02 Confidentiality. Each of the Sellers and Buyer covenants and agrees to keep as confidential any Confidential Information (as defined below) provided to it by the other pursuant to this Agreement. Neither the Sellers, Buyer or any of them will at any time disclose, directly or indirectly, to any third party or use, directly or indirectly, for its own account or for the benefit of any third party any Confidential Information, unless and only to the extent that the Confidential Information (a) is provided to such party’s accountant, to the extent reasonably necessary for the preparation of tax returns following the Closing Date, provided such accountant is bound by obligations to such disclosing party, consistent with such disclosing party’s obligations to the other non-disclosing parties hereunder, (b) is or becomes generally known to and available for use by the public other than as a result of disclosure by such disclosing party or any other person or entity bound by a duty of confidentiality to such disclosing party, or (c) is legally compelled to be disclosed pursuant to any government statute, regulation or court order, but only to the extent actually so compelled and only after providing the other non-disclosing parties with written notice so that any such non-disclosing party may seek a protective order or other appropriate remedy. Irrespective of whether the non-disclosing party seeks such protective order, the disclosing party shall only disclose so much of the Confidential Information as is necessary in the written opinion of its counsel to comply therewith and will furnish a copy of such opinion. “Confidential Information” means any and all information pertaining to each party’s business, whether oral or written, including, without limitation, historical financial statements, financial projections and budgets, historical and projected revenue, capital spending budgets and plans, the names and backgrounds of key personnel, any and all vendor, supplier and customer lists, lists of capital sources, formulas, processes, know-how, techniques and other trade secrets, inventions and ideas, research and development, current and planned marketing and sales methods and processes, customer and vendor price lists, business plans, and computer software, programs and database technologies (and all documentation thereof and processes used in connection therewith). If this Agreement is, for any reason, terminated prior to the Closing, the provisions of this Section 5.02 shall nonetheless continue in full force and effect.

Section 5.03 Closing Conditions. From the date hereof until the Closing, each party hereto shall use its reasonable best efforts to take such actions as are necessary to expeditiously satisfy the closing conditions set forth in ARTICLE VI hereof.

Section 5.04 Transfer Taxes. All transfer, documentary, sales, use, stamp, registration, value added and other such taxes and fees (including any penalties and interest) incurred in connection with this Agreement and the documents to be delivered hereunder shall be borne and paid by Buyer when due. Buyer shall, at its own expense, timely file any tax return or other document with respect to such taxes or fees (and Sellers shall cooperate with respect thereto as necessary).

Section 5.05 Further Assurances. Following the Closing, each of the parties hereto shall execute and deliver such additional documents, instruments, conveyances and assurances and take such further actions as may be reasonably required to carry out the provisions hereof and give effect to the transactions contemplated by this Agreement and the documents to be delivered hereunder.

Section 5.06 Additional Covenants of the Sellers. Sellers covenant and agree to furnish to Buyer and the Internal Revenue Service with such applicable information as may be required under Section 1060 of the Code and to cooperate in the completion and timely filing of IRS Form 8594. The provisions of this Section 5.06(c) shall survive the Closing, anything to the contrary contained herein notwithstanding.

ARTICLE VI

CLOSING CONDITIONS

Section 6.01 Conditions Precedent to Obligations of Buyer. Buyer’s obligation to consummate the purchase of the Purchased Assets and the other transactions contemplated to occur in connection with the Closing is subject to the satisfaction of each condition precedent listed in this Section 6.01, or the waiver of such condition by Buyer, in its sole and absolute discretion.

(a) Compliance with Covenants and Agreements. Sellers shall have performed, in all material respects, all covenants and agreements required to be performed by Sellers under this Agreement prior to the Closing Date.

(b) Legal Proceedings. No Action by or before any government or any agency, bureau, board, commission, court, department, official, political subdivision, tribunal or other instrumentality in each case of any government, whether federal, state or local, domestic or foreign (each a “Governmental Entity”) shall have been instituted that is reasonably expected to restrain, prohibit or invalidate the transactions contemplated by this Agreement, other than an Action instituted by a Seller.

(c) Consents and Approvals. All consents and approvals required to be obtained by the Sellers shall have been obtained.

(d) Deliverables. Sellers shall have delivered all of the Seller deliverables provided for in Section 2.02(a) hereof.

Section 6.02 Conditions Precedent to Obligations of Sellers. Sellers’ obligations to consummate the sale of the Purchased Assets and the other transactions contemplated to occur in connection with the Closing is subject to the satisfaction of each condition precedent listed below, or the waiver of such condition by Sellers, in their sole and absolute discretion.

(a) Accuracy of Representations and Warranties. The representations and warranties of Buyer set forth in ARTICLE IV, or in any written certificate delivered to Sellers by Buyer pursuant to this Agreement, shall have been true and correct on and as of the Closing Date (except to the extent such representation or warranty specifies an earlier date).

(b) Compliance with Covenants and Agreements. Buyer shall have performed all obligations and covenants required to be performed by Buyer under this Agreement prior to the Closing Date.

(c) Legal Proceedings. No Action by or before any Governmental Entity shall have been instituted that is reasonably expected to restrain, prohibit or invalidate the transactions contemplated by this Agreement, other than an Action instituted by Buyer.

(d) Consents and Approvals. All consents and approvals required to be obtained by Buyer shall have been obtained.

(e) Deliverables. Buyer must have delivered all of Buyer’s deliverables provided for in Section 2.02(b) hereof.

(f) Merger. The transactions contemplated by the Merger Agreement shall have closed.

ARTICLE VII

INDEMNIFICATION

Section 7.01 Survival Period. The obligations of Buyer under Section 7.02(a) in this Agreement shall terminate at the Closing. The obligations of Buyer under Section 7.02(b) and of the Sellers under Section 7.03 shall survive the Closing indefinitely.

Section 7.02 Indemnification By Buyer. Subject to the other terms and conditions of this ARTICLE VII, Buyer shall defend, indemnify and hold harmless, from the Closing Date, Sellers, their affiliates and their respective stockholders, directors, officers and employees from and against all claims, judgments, damages, liabilities, settlements, losses, costs and expenses, including attorneys’ fees and disbursements (collectively, “Losses”), arising from or relating to (a) any breach or non-fulfillment of any covenant, agreement or obligation to be performed by Buyer pursuant to this Agreement, or (b) any liabilities or obligations of Montgomery County Self Storage, DST.

Section 7.03 Indemnification By Sellers. Subject to the other terms and conditions of this ARTICLE VII, each of the Sellers shall defend, indemnify and hold harmless, from the Closing Date, Buyer, its affiliates and its members, managers, officers and employees from and against all Losses arising from or relating to the Excluded Assets from and after the Closing Date. For purposes of this ARTICLE VII, “Excluded Assets” shall not include any assets Buyer (or its permitted assigns) is acquiring or liabilities or obligations Buyer (or its permitted assigns) is assuming pursuant to the terms of the four other Asset Purchase Agreements, all dated the date of this Agreement, entered into by and among Buyer, SmartStop, the Operating Partnership and the other parties thereto.

Section 7.04 Indemnification Procedures. Whenever any claim shall arise for indemnification hereunder, the party entitled to indemnification (the “Indemnified Party”) shall promptly provide written notice of such claim to the other party (the “Indemnifying Party”). In connection with any claim giving rise to indemnity hereunder resulting from or arising out of any Action by a person or entity who is not a party to this Agreement, the Indemnifying Party, at its sole cost and expense and upon written notice to the Indemnified Party, may assume the defense of any such Action with counsel reasonably satisfactory to the Indemnified Party. The Indemnified Party shall be entitled to participate in the defense of any such Action, with its counsel and at its own cost and expense. If the Indemnifying Party does not assume the defense of any such Action, the Indemnified Party may, but shall not be obligated to, defend against such Action in such manner as it may deem appropriate, including, but not limited to, settling such Action, after giving notice of it to the Indemnifying Party, on such terms as the Indemnified Party may deem appropriate, and no action taken by the Indemnified Party in accordance with such defense and settlement shall relieve the Indemnifying Party of its indemnification obligations herein provided with respect to any damages resulting therefrom. The Indemnifying Party shall not settle any Action without the Indemnified Party’s prior written consent (which consent shall not be unreasonably withheld or delayed).

Section 7.05 Exclusive Remedies. Subject to Section 9.12, the parties acknowledge and agree that their sole and exclusive remedy with respect to any and all claims (other than claims arising from intentional fraud on the part of a party hereto in connection with the transactions contemplated by this Agreement) for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement, shall be pursuant to the indemnification provisions set forth in this ARTICLE VII. In furtherance of the foregoing, each party hereby waives, to the fullest extent permitted under the law, any and all rights, claims and causes of action for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement it may have against the other parties hereto and their affiliates and each of their respective representatives arising under or based upon any law, rule or regulation, except pursuant to the indemnification provisions set forth in this ARTICLE VII. Nothing in this Section 7.05 shall limit any person’s right to seek and obtain any equitable relief to which any person shall be entitled pursuant to Section 9.12 or to seek any remedy on account of any intentional fraud by any party hereto.

ARTICLE VIII

TERMINATION

Section 8.01 Termination. This Agreement may be terminated at any time prior to the Closing Date:

(a) by mutual consent of Sellers and Buyer in a written instrument;

(b) by either Sellers or Buyer if any Governmental Entity of competent jurisdiction shall have issued a final and nonappealable order permanently enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement;

(c) by either Sellers or Buyer if the Closing Date has not occurred by March 31, 2016 (the “Outside Date”) unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth in this Agreement;

(d) by either Sellers or Buyer if the Merger Agreement is terminated prior to the Closing;

(e) by Buyer if there shall have been a material breach of any of the covenants or agreements or any of the representations and warranties set forth in this Agreement, which breach either individually or in the aggregate would result in, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 6.01(a) or (b), and which, if curable, is not cured within thirty (30) days following written notice to the party committing such breach or which by its nature or timing cannot be cured prior to the Outside Date; and

(f) by Sellers if there shall have been a material breach of any of the covenants or agreements or any of the representations and warranties set forth in this Agreement, which breach either individually or in the aggregate would result in, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 6.02(a) or (b), and which, if curable, is not cured within thirty (30) days following written notice to the party committing such breach or which by its nature or timing cannot be cured prior to the Outside Date.

Section 8.02 Effect of Termination. In the event of termination of this Agreement by either Sellers or Buyer as provided in Section 8.01, this Agreement shall forthwith become void and have no effect, and none of the parties or any of their respective subsidiaries, directors or officers shall have any liability of any nature under this Agreement, except with respect to (i) Section 5.02, this Section 8.02 and ARTICLE IX, and (ii) any losses incurred or suffered by a party as a result of the willful and material breach by the other party of any of its representations, warranties, covenants or other agreements set forth in this Agreement.

Section 8.03 Extension or Waiver. At any time prior to the Closing Date, the parties may, to the extent legally allowed (i) extend the time for the performance of any of the obligations or other acts of another party, (ii) waive any inaccuracies in the representations and warranties of the other party contained in this Agreement, or (iii) waive compliance with any of the agreements of another party or conditions contained in this Agreement. Any agreement on the part of a party to such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

ARTICLE IX

MISCELLANEOUS

Section 9.01 Expenses. All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.

Section 9.02 Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by facsimile (with confirmation of transmission) or e-mail of a PDF document if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.02):

If to Sellers:	c/o SmartStop Self Storage, Inc.

Attn: Timothy Morris, Chairman of the Nominating and Corporate Governance Committee
111 Corporate Drive, Suite 120
Ladera Ranch, CA 92694
timothymorris@btinternet.com
(877) 327-3485 (telephone)

With a copy to:	Richard F. Mattern
Baker, Donelson, Bearman, Caldwell & Berkowitz, P.C.
165 Madison Avenue, Suite 2000
Memphis, TN 38117
rmattern@bakerdonelson.com
(901) 577-2343 (telephone)
(901) 577-4234 (facsimile)

If to Buyer:	Strategic 1031, LLC
Attn: H. Michael Schwartz
111 Corporate Drive, Suite 120
Ladera Ranch, CA 92694
hms@strategiccapital.net

With a copy to:	Kaplan Voeckler Cunningham & Frank
Attention: Robert R. Kaplan, Jr., Esq.
1401 East Cary Street
Richmond, VA 23219
rkaplan@kv-legal.com
(804) 823-4032 (telephone)
(804) 823-4099 (facsimile)

Section 9.03 Headings. The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.

Section 9.04 Severability. If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

Section 9.05 Entire Agreement. This Agreement and the documents to be delivered hereunder constitute the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein, and supersede all prior and contemporaneous understandings and agreements, both written and oral, with respect to such subject matter. In the event of any inconsistency between the statements in the body of this Agreement and the documents to be delivered hereunder, the Exhibits and Schedules (other than an exception expressly set forth as such in the Schedules), the statements in the body of this Agreement will control.

Section 9.06 Successors and Assigns. Neither this Agreement, nor any of the rights or obligations of any party hereunder may be assigned by any party without the prior written consent of the other parties, which consent shall not be unreasonably withheld, conditioned or delayed; provided, however, that each party (or any of its Affiliates (as such term is defined in the Merger Agreement) to whom or which an assignment in conformity with this Section 9.06 shall have been made) shall be free to assign its rights and obligations hereunder to one or more of its Affiliates (as such term is defined in the Merger Agreement) or to any subsequent purchaser of any of Purchased Assets, or any controlling interest therein, provided that such party shall continue to remain liable for its obligations hereunder.

Section 9.07 No Third-party Beneficiaries. Except as provided in ARTICLE VIII, this Agreement is for the sole benefit of the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 9.08 Amendment and Modification. This Agreement may only be amended, modified or supplemented by an agreement in writing signed by each party hereto.

Section 9.09 Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdiction other than those of the State of Delaware.

Section 9.10 Submission to Jurisdiction. Any legal suit, action or proceeding arising out of or based upon this Agreement or the transactions contemplated hereby may be instituted in the federal courts of the United States of America or the courts of the State of Delaware, and each party irrevocably submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding.

Section 9.11 Waiver of Jury Trial. Each party acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues and, therefore, each such party irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any legal action arising out of or relating to this Agreement or the transactions contemplated hereby.

Section 9.12 Specific Performance. The parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy to which they are entitled at law or in equity.

Section 9.13 Documentation. This Agreement was initially prepared by Sellers’ legal counsel as a matter of convenience only, and has been thoroughly reviewed by Buyer and its legal counsel and the input of Buyer and its legal counsel was properly considered, and therefore, no interpretations will be made in favor of any of the parties or any of their affiliates with respect to this Agreement for the reason that such was prepared by Sellers’ legal counsel.

Section 9.14 Time of Essence. With regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.

Section 9.15 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

[SIGNATURE PAGE, SCHEDULES AND EXHIBITS TO FOLLOW]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

SELLERS:
SMARTSTOP SELF STORAGE, INC.

By:	/s/ H. Michael Schwartz
Name:	H. Michael Schwartz
Title:	Chief Executive Officer

SMARTSTOP SELF STORAGE OPERATING PARTNERSHIP, L.P.

By:	/s/ H. Michael Schwartz
Name:	H. Michael Schwartz
Title:	CEO of General Partner

SELF STORAGE REIT II, LLC

By:	/s/ H. Michael Schwartz
Name:	H. Michael Schwartz
Title:	CEO of Manager

USA SS REIT II OPERATING PARTNERSHIP, L.P.

By:	/s/ H. Michael Schwartz
Name:	H. Michael Schwartz
Title:	CEO of Manager of GP

BUYER:
STRATEGIC 1031, LLC

By:	/s/ H. Michael Schwartz
Name:	H. Michael Schwartz
Title:	President

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